Exhibit 99.1

Attunity Reports Fourth Quarter 2007 Results

Company re-confirms that it expects Non-GAAP operational profitability in Q1 2008

BURLINGTON, MA, January 23, 2008 – Attunity Ltd (NASDAQCM: ATTU), a leading provider of enterprise-class software for application and data integration and workplace solutions in the Composite Applications market, today reported its unaudited financial results for the fourth quarter ended December 31, 2007.

Key financial metrics for the fourth quarter of 2007:

—	Revenues: $2,874,000, a decrease of 12% compared to $3,256,000 in the fourth quarter of 2006.

—	Net Loss - GAAP: $1,597,000, compared to $1,858,000 in the fourth quarter of 2006, an improvement of 14%.

—	Net Loss – Non-GAAP: $917,000, compared to $1,358,000 in the fourth quarter of 2006, an improvement of 32%. Non-GAAP net loss excludes equity based compensation expenses (see footnote 1 at the end of this release), software development costs capitalization and amortization (see footnote 2), termination expenses in connection with disposal of subsidiaries and manpower reduction (see footnote 3), and amortization of debt discount and deferred charges (see footnote 4).

—	Net Operating Loss - GAAP: $1,192,000, compared to $1,548,000 in the fourth quarter of 2006, an improvement of 23%.

—	Net Operating Loss – Non GAAP: $739,000 compared to $1,321,000 in the fourth quarter of 2006, an improvement of 44%. Non-GAAP operating loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and termination expenses in connection with disposal of subsidiaries and manpower reduction (see footnote 3).

—	Net Loss per Diluted Share - GAAP: $0.07, compared to $0.08 in the fourth quarter of 2006.

—	Net Loss per Diluted Share – Non GAAP: $0.04, compared to $0.06 in the fourth quarter of 2006. Non-GAAP loss per Diluted Share excludes equity based compensation expenses (see footnote 1), software development costs capitalization and Amortization (see footnote 2), termination expenses in connection with disposal of subsidiaries and manpower reduction (see footnote 3) and amortization of debt discount and deferred charges (see footnote 4).

(1) “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“As predicted in our last earnings call, this quarter saw a significant repeat sale of Attunity InFocus, with a total order value in excess of $400,000", stated Aki Ratner, Attunity CEO. “This combined with a new OEM deal with Microsoft, and increased activity from our focus on industry solutions allows us to begin 2008 on a good footing.”

Highlights of the Quarter

—	Significant repeat sale of Attunity InFocus

—	Secured 5 year OEM deal with Microsoft

—	Launched Attunity Integration Suite (AIS) v5.1, including innovative Continuous CDC via SQL’ for real-time streaming of changed data via SQL

—	Continued industry solution focus around Financial Services Compliance and Risk, and Supply Chain Event and Resolution Management

—	Significant customer wins across the world such as Standard Life, State of Kansas, Pioneer Investments, Reliance Life Assurance and AIG.

“As previously stated, we continue to expect to be non-GAAP operationally profitable in Q1,” continued Mr. Ratner. “Furthermore, with our tighter focus on specific vertical solutions both direct and with partners, we believe that we’ll see significant revenue from both channels over the coming months.”

Attunity Conference Call

The company has scheduled a conference call and simultaneous web cast on Wednesday, January 23, 2008, at 10 a.m. EST. To participate in the call, U.S. callers can dial 800.706.7741 and international callers can dial +1. 617.614.3471 and enter the pass code 84076083 five minutes prior to the start time. The call will be available for replay through February 23, 2008 by dialing 888-286-8010 (in the US) or +1- 617-801-6888 (international) and entering the pass code 85332652. This call will also be broadcast live on the Internet. To register and view the Web cast, go to www.attunity.com/investor_relations. An online replay will be available approximately two hours after the call.

About Attunity

Attunity (NASDAQ-CM: ATTU) has delivered sophisticated data integration solutions for nearly 20 years and today is at the forefront of the Composite Applications market focused on the business workplace, with its flagship product Attunity InFocus. With Attunity InFocus, organizations can develop sophisticated workplace-focused applications that make business managers at all levels more effective by giving them the information, context, activity and collaboration tools to resolve the business problems that dominate their day.

With successful deployments of its software products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net loss, net operating loss and loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R, non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to the disposal of subsidiaries in France and Australia and employee layoffs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future,. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss our prospects for 2008, our revenue mix over coming months and our expectation of being Non GAAP operationally profitable in Q1 of 2008, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; our inability to satisfy Nasdaq’s requirements for continued listing; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,321	$5,080
Restricted cash	159	143
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 78 and $ 31 at December 31, 2007 and December 31, 2006,
respectively)	912	2,829
Other accounts receivable and prepaid expenses	484	632
Assets of discontinued operations	-	33

Total current assets	2,876	8,717

LONG-TERM ASSETS:
Long-term prepaid expenses	72	102
Severance pay fund	972	925
Property and equipment, net	579	939
Software development costs, net	4,374	4,434
Goodwill	6,361	6,118
Deferred charges, net	423	118

Total long-term assets	12,781	12,636

Total assets	$15,657	$21,353

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2007	December 31, 2006
	(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$18	$2,022
Trade payables	457	523
Deferred revenues	2,344	2,454
Employees and payroll accruals	816	1,260
Accrued expenses and other liabilities	961	1,077

Total current liabilities	4,596	7,336

LONG-TERM LIABILITIES:
Convertible debt	1,099	418
Long-term debt	2,009	23
Accrued severance pay	1,287	1,264

Total long-term liabilities	4,395	1,705

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 70,000,000 and 40,000,000 shares at December 31, 2007 and
December 31, 2006 respectively; Issued and outstanding: 23,196,236 and
23,166,931 shares at December 31, 2007 and December 31, 2006, respectively	720	720
Additional paid-in capital	103,924	102,772
Accumulated other comprehensive loss	(431)	(569)
Accumulated deficit	(97,547)	(90,611)

Total shareholders' equity	6,666	12,312

Total liabilities and shareholders' equity	$15,657	$21,353

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	(Unaudited)

Revenues:
Software licenses	$5,537	$6,652	$1,220	$1,525
Maintenance and services	6,609	6,696	1,654	1,731

	12,146	13,348	2,874	3,256

Operating expenses:
Cost of revenues	2,223	2,404	542	640
Research and development, net	3,906	3,872	820	1,004
Selling and marketing	7,985	9,555	1,674	2,528
General and administrative	2,646	2,959	680	632
Liquidation and employment termination damages	1,111	-	350	-

Total operating expenses	17,871	18,790	4,066	4,804

Operating loss	(5,725)	(5,442)	(1,192)	(1,548)

Financial expenses, net	(1,088)	(883)	(295)	(250)
Other income (loss)	(26)	15	(66)	15

Loss before income taxes	(6,839)	(6,310)	(1,553)	(1,783)
Taxes on income	(97)	(174)	(44)	(75)

Net loss	$(6,936)	$(6,484)	$(1,597)	$(1,858)

Basic and diluted net loss per share	$(0.30)	$(0.34)	$(0.07)	$(0.08)

Weighted average number of shares used in computing basic and
diluted net loss per share	23,185	19,333	23,196	23,167

RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands, except per share data

	Twelve months ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited

GAAP operating loss	$(5,725)	$(5,442)	$(1,192)	$(1,548)
Stock based compensation (1)	589	907	81	205
Software development costs capitalization
and amortization (2)	101	(205)	22	22
Termination expenses in connection with disposal of
subsidiaries and manpower reduction (3)	1,111	-	350	-

Non-GAAP operating loss	$(3,924)	$(4,740)	$(739)	$(1,321)

GAAP net loss	$(6,936)	$(6,484)	$(1,597)	$(1,858)
Stock based compensation (1)	589	907	81	205
Software development costs capitalization
and amortization (2)	101	(205)	22	22
Termination expenses in connection with disposal
of subsidiaries and manpower reduction (3)	1,111	-	350	-
Financial expenses (4)	889	871	227	273

Non-GAAP net loss	$(4,246)	$(4,911)	$(917)	$(1,358)

GAAP basic and diluted net loss per share	$(0.30)	$(0.34)	$(0.07)	$(0.08)
Stock based compensation (1)	0.03	0.05	* )	0.01
Software development costs capitalization
and amortization (2)	* )	(0.01)	* )	* )
Termination expenses in connection with disposal
of subsidiaries and manpower reduction a (3)	0.05	-	0.02	-
Financial expenses (4)	0.04	0.05	0.01	0.01

Non-GAAP basic and diluted net loss per share	$(0.18)	$(0.25)	$(0.04)	$(0.06)

Weighted average number of shares used in computing
basic and diluted net loss per share	23,185	19,333	23,196	23,167

*) Less than 0.01 per share

(1) Equity-based compensation expenses resulting
under SFAS 123(R):
Equity-based compensation expense included in
"Research and development"	$121	$159	$9	$5
Equity-based compensation expense included in
"Selling and marketing"	155	248	2	67
Equity-based compensation expense included in
"General and administrative"	313	500	70	133

	$589	$907	$81	$205

(2) Software development costs capitalization and
amortization resulting under SFAS 86:
Capitalization	$(1,263)	$(1,327)	$(331)	$(296)
Amortization	1,364	1,122	353	318

	$101	$(205)	$22	$22

3) The Company has terminated all of its workforce in France and Australia in March 2007 and part of its worldwide workforce in October 2007.

(4) Financial expenses:
Amortization of debt discount	$682	$471	$172	$173
Amortization of deferred charges	207	400	55	100

	$889	$871	$227	$273